UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One:)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from __________ to __________

Commission File Number: 000-19720

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABAXIS 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

Abaxis 401(K) Plan

Report of Independent Registered Public Accounting Firm

To The Plan Administrative Committee and Participants of the Abaxis 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Abaxis 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

San Jose, California
June 27, 2014

ABAXIS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

	2013	2012

Assets:
Investments, at fair value	$22,782,208	$17,951,933

Receivables:
Notes receivable from participants	458,564	411,569
Employer contribution	-	145,899
Other receivables	-	2,527
Total receivables	458,564	559,995

Total assets	23,240,772	18,511,928

Net assets available for benefits at fair value	23,240,772	18,511,928

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,861	(91,947)
Net assets available for benefits	$23,246,633	$18,419,981

The accompanying notes are an integral part of these financial statements.

ABAXIS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2013

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,647,514
Interest, dividend and other income	661,339
Total investment income	3,308,853

Interest on notes receivable from participants	23,965

Contributions:
Participants	2,046,972
Employer	464,874
Rollovers	748,381
Total contributions	3,260,227

Total additions	6,593,045

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,730,275
Administrative expenses	36,118
Total deductions	1,766,393

Net increase	4,826,652

Net assets available for benefits at:
Beginning of year	18,419,981

End of year	$23,246,633

The accompanying notes are an integral part of these financial statements.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan

General

The following description of the Abaxis 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was established on December 1, 1990 and was most recently restated effective September 9, 2013, by Abaxis, Inc. (the “Company”) to provide benefits to eligible employees in the United States, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Company contracts with a third-party-administrator to process and maintain the participant accounts. Verisight, Inc. was the third-party-administrator until September 8, 2013. Starting September 9, 2013, the Company contracted JP Morgan Retirement Plan Services LLC (“JPMRPS”) as the third-party-administrator. Retirement Services Trust Company served as the trustee and custodian of Plan assets from April 1, 2011 to September 8, 2013. Reliance Trust Company (“RTC”) was appointed the trustee and custodian effective September 9, 2013. Some expenses incurred for administering the Plan are paid by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Plan earnings and an allocation of the Company’s contributions, if any. Participant’s withdrawals, Plan losses and an allocation of administrative expenses are charged to the participant’s account. Allocation of the Company’s contribution is based on participant contributions and compensation as defined by the Plan.

Participant Contributions

Participants may elect to have the Company contribute a portion of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.

The Plan includes an Automatic Contribution Arrangement (“ACA”). Under the ACA provisions of the Plan, participants are automatically enrolled for a 3% payroll deferral per pay period. These contributions are defaulted into the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election. Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan, continued

Participants in the Plan may also elect to make after-tax salary deferral contributions to Roth accounts.

Employer Contributions

The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Board of Directors. In 2013, the Company matched 50% of each eligible participant’s contributions up to a maximum of 2.5% of the participant’s eligible compensation for the first, second and third quarters. No discretionary profit sharing contribution was made in 2013.

Vesting

Participants are immediately vested with respect to their contributions, plus actual earnings thereon. Participants vest in the Plan sponsor’s discretionary matching and profit sharing contributions at a rate of 25% per year, and become fully vested after four years of credited service.

Forfeitures

Forfeitures of nonvested Plan sponsor contributions are used to reinstate any former participant account balance, reduce any matching and/or profit sharing contributions, or may be used to pay Plan expenses.

During the year ended December 31, 2013, forfeitures of nonvested account balances amounted to approximately $98,000 and forfeitures amounting to approximately $11,000 were used to pay administrative expenses. At December 31, 2013 and 2012, the forfeited nonvested account balance available for use was $90,000 and $3,000, respectively.

Investments

At December 31, 2013, investments of the Plan were held by RTC, and invested based solely upon instructions received from participants. The Plan’s investments are primarily in mutual funds, the Abaxis Common Stock Fund and a collective investment fund.

Effective September 9, 2013, the Plan’s investment contract accounts with MetLife Stable Value Fund were transferred to the JPMCB Stable Asset Income Fund (“SAIF”), a bank-sponsored collective investment fund. SAIF is primarily comprised of benefit-responsive investment contracts that are issued by banks and insurance companies and are backed by fixed income portfolios that primarily consist of U.S. Treasury, agency, investment grade corporates, mortgage-backed and asset-backed securities.

Withdrawals from SAIF are permitted on any business day for participant benefit payments and to enable the plan to implement investment elections made by individual participants, provided, however, that such investment elections are not for the purpose of transferring funds out of SAIF to a competing investment option, as determined by the SAIF trustee.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan, continued

The Plan’s investment contract accounts with MetLife Stable Value Fund were fully benefit-responsive and, therefore, had been accounted at contract value. Contract value represented contributions made under the contracts, plus interest at a fixed rate set by MetLife, less participant withdrawals and administrative expenses. Participants may elect to direct the withdrawal or transfer of all or a portion of their investments at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust transaction exemption under ERISA. The Plan Administrative Committee does not believe that any events which would limit the Plan’s ability to transact at contract value with participants occurred. The average yield on investment contract accounts for the year ended December 31, 2012 was 5.37%. The average crediting interest rates for the year 2012 was 2.93%. The interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments, a loan will be in default may be considered a distribution from the Plan. In any event, the participant’s failure to repay a loan will reduce the benefit the participant would otherwise be entitled to from the Plan.

The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear fixed interest at prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the repayment period may be longer. The specific terms and conditions of such loans are established by the Plan Administrative Committee. The notes receivable from participants at December 31, 2013 carry interest rates ranging from 3.25% to 5.25%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance. Participants may elect to receive their distributions in the form of a single lump-sum payment in cash or installments. Terminated participants with an account balance that does not exceed $5,000 will receive a lump-sum distribution within a reasonable time after terminated employment. In-service distributions are also available for participants who have attained age 59 1/2, or who qualify for financial hardship.

Administrative Expenses

Administrative fees in the amount of $36,118 for the year ended December 31, 2013, reflected in the Statement of Changes in Net Assets Available for Benefits, represent fees for investment advisory, management fees, and record-keeping and are paid directly by the Plan and allocated to participant accounts based upon the Plan guidelines.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan, continued

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012 present the fair value of the investment contracts. Additionally, the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012 presents the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (“exit price”) in an orderly transaction between market participants at the measurement date.  Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (ASC 820) establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

2.	Significant Accounting Policies, continued

Level 2:  Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active.  Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3:  Unobservable inputs that are supported by little or no market data and require the use of significant management judgment.  These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

3.	Investments and Fair Value Measurements

The following presents the fair values of assets held for investment purposes and those individual investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	2013	2012

Investments:
Abaxis Common Stock Fund (1)	$1,986,340	$-
Abaxis Stock Portfolio (unitized managed account) (1)	-	1,911,630
American Funds the Growth Fund of America	1,196,139	956,690
Fidelity Spartan 500 Index	1,412,985	1,167,660
JPMCB Stable Asset Income Fund (2)	2,795,919	-
Metlife Stable Value (2)	-	1,766,760
Pimco Total Return	1,193,065	1,195,265
Vanguard Target Retirement 2030	1,516,997	1,031,580
Vanguard Target Retirement 2035	1,486,252	*
Other funds less than 5% of net assets available for benefits	11,194,511	9,922,348
Total assets held for investment purposes	$22,782,208	$17,951,933

(1)	In September 2013, the accounting for the Plan's investment in Abaxis Common Stock Fund was changed from unitized to share accounting.
(2)	In September 2013, the Plan's investment in Metlife Stable Value was transferred to the JPMCB Stable Asset Income Fund.
*	Less than five percent of the Plan's net assets available for benefits at December 31, 2012.

The Plan’s investments, including gains and losses on investments bought and sold during the year, appreciated (depreciated) in value as follows:

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

3.	Investments and Fair Value Measurements, continued

2013

Mutual funds	$2,555,189
Common stock fund	148,347
Collective investment fund	(56,022)
Net increase in fair value of investments	$2,647,514

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured and recorded at fair value on a recurring basis, as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$7,841,750	$-	$-	$7,841,750
Blend funds	4,265,028	-	-	4,265,028
Fixed income funds	1,382,624	-	-	1,382,624
Growth funds	2,643,869	-	-	2,643,869
Value funds	1,274,690	-	-	1,274,690
Others	591,988	-	-	591,988
Total mutual funds	17,999,949	-	-	17,999,949
Common stock fund	1,986,340	-	-	1,986,340
Collective investment fund	-	2,795,919	-	2,795,919
Total assets held for investment at fair value	$19,986,289	$2,795,919	$-	$22,782,208

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$5,424,366	$-	$-	$5,424,366
Blend funds	3,590,638	-	-	3,590,638
Fixed income funds	1,378,861	-	-	1,378,861
Growth funds	1,915,281	-	-	1,915,281
Value funds	1,063,707	-	-	1,063,707
Others	415,652	-	-	415,652
Total mutual funds	13,788,505	-	-	13,788,505
Money market funds	485,038	-	-	485,038
Unitized managed account - Cash	56,111	-	-	56,111
Unitized managed account - Abaxis common stock	1,855,519	-	-	1,855,519
Common/collective trust funds	-	1,766,760	-	1,766,760
Total assets held for investment at fair value	$16,185,173	$1,766,760	$-	$17,951,933

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

3.	Investments and Fair Value Measurements, continued

The Plan’s valuation methodology used to measure the fair values of money market funds, mutual funds, and the Abaxis Common Stock Fund were derived from quoted market prices, as substantially all of these instruments have active markets.

The collective investment fund is valued at estimated fair value, which has been determined based on the unit value as reported by JP Morgan. The unit value is determined by dividing the collective investment fund’s net assets at fair value by its units outstanding at valuation date.

There were no Plan assets and liabilities measured and recorded at fair value on a non-recurring basis for the years ended December 31, 2013 and 2012.

4.	Related Party and Party-In-Interest Transactions

Certain Plan investments are managed by JP Morgan, an affiliate of the Plan’s recordkeeper, JPMRPS. Any purchases and sales of these funds were performed equivalent to those that prevail in arm’s-length transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The employer’s discretionary matching contribution is made either in the Company’s common stock or cash, as elected by the Company’s Board of Directors. Participants may contribute to the Abaxis Common Stock Fund (“the Stock Fund”), and may transfer funds from the Stock Fund to other Plan investment options available in the Plan. The participant investment election into the Stock Fund is limited to 20%. The value of a participant’s investment in the Stock Fund may exceed 20% of the participant’s total investment portfolio. However, once a participant’s investment in the Stock Fund exceeds 20% of the participant’s total portfolio, transfers to the Stock Fund via exchange from other investments will be prohibited.

The aggregate investment in the Company’s common stock at December 31, 2013 and 2012 was as follows:

	Equivalent
	Shares	Fair Value

2013	49,632	$1,986,340
2012	50,014	$1,855,519	*

* The fair value in the table above represents the common stock portion of the unitized managed account as of December 31, 2012. The total fair value of the unitized managed account was $1,911,630 as of December 31, 2012.

5.	Income Tax Status

The Plan adopted a Prototype Nonstandardized 401(k) Plan, which received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008. Subsequent to the receipt of this opinion letter, the prototype was amended. The Plan Administrative Committee believes that the Plan as amended is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).

Abaxis 401(K) Plan
Notes to Financial Statements
December 31, 2013 and 2012

5.	Income Tax Status, continued

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has not recorded a liability for any uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Reconciliation to Form 5500

The following schedule is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$23,246,633	$18,419,981
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,861)	91,947
Net assets available for benefits per the Form 5500	$23,240,772	$18,511,928

Change in net assets available for benefits per the financial statements	$4,826,652	$4,449,208
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(97,808)	91,947
Change in net assets available for benefits per the Form 5500	$4,728,844	$4,541,155

7.	Risk and Uncertainties

The Plan provides for various investment options in any combination of investment securities. In addition, the Company’s common stock is included as an investment option in the Plan. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions, and credit-worthiness of the securities’ issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan Administrative Committee evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. Effective June 1, 2014, JPMorgan Invest Holdings LLC (“JPMIH”) fully assumed all obligations, responsibilities and liabilities of JPMRPS as the Plan’s third-party-administrator. Effective June 25, 2014, the Plan Administrative Committee approved to change the interest rate on participant loans from prime rate to 2% above the prime rate and to amend the Plan’s eligibility requirements for part-time employees, both to be effective in 2014. The Plan Administrative Committee concluded that no other material subsequent event has occurred since December 31, 2013 that requires recognition or disclosure in the financial statements.

Supplemental Schedule

Abaxis 401(K) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Plan Number 001  EIN 77-0213001)
December 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Fair Value

*	Abaxis Common Stock Fund	Common Stock	$1,986,340
*	JPMCB Stable Asset Income Fund	Collective investment fund	2,795,919
*	Participant Loans	Interest rate of 3.25% to 5.25% with maturities ranging from 2014 to 2018	458,564
	American Funds EuroPacific Growth	Mutual Fund	667,374
	American Funds Smallcap World	Mutual Fund	184,290
	American Funds the Growth Fund of America	Mutual Fund	1,196,139
	Columbia Mid Cap Growth	Mutual Fund	841,026
	Davis New York Venture	Mutual Fund	939,131
	Dodge & Cox International Stock	Mutual Fund	683,624
	Dodge & Cox Stock	Mutual Fund	459,477
	Fidelity Spartan 500 Index	Mutual Fund	1,412,985
	Fidelity Spartan Extended Market Index	Mutual Fund	319,846
	Goldman Sachs Mid Cap Value	Mutual Fund	815,213
	Hartford Small Company	Mutual Fund	205,042
*	JPMorgan Large Cap Growth	Mutual Fund	217,372
	Pimco Total Return	Mutual Fund	1,193,065
	Royce Low-Priced Stock Fund	Mutual Fund	242,068
	T Rowe Price Small Cap Value	Mutual Fund	330,259
	Vanguard Intermediate-Term U.S. Treasury	Mutual Fund	189,559
	Vanguard Target Retirement Income	Mutual Fund	37,891
	Vanguard Target Retirement 2010	Mutual Fund	449,672
	Vanguard Target Retirement 2015	Mutual Fund	795,631
	Vanguard Target Retirement 2020	Mutual Fund	1,082,202
	Vanguard Target Retirement 2025	Mutual Fund	976,600
	Vanguard Target Retirement 2030	Mutual Fund	1,516,997
	Vanguard Target Retirement 2035	Mutual Fund	1,486,252
	Vanguard Target Retirement 2040	Mutual Fund	618,436
	Vanguard Target Retirement 2045	Mutual Fund	607,149
	Vanguard Target Retirement 2050	Mutual Fund	258,011
	Vanguard Target Retirement 2055	Mutual Fund	12,909
	Vanguard Total Bond Market Index	Mutual Fund	261,729

	Total		$23,240,772

*	Party-in-interest

All investments are participant directed; therefore, cost information has not been presented.

Signatures

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abaxis 401(K) Plan

Date:	June 27, 2014	By:	/s/ Alberto R. Santa Ines
Alberto R. Santa Ines
Member of Abaxis 401(k) Plan Administrative
Committee, as Plan Administrator

Exhibit Index

Exhibit No.	Description

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM